Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Kidskin Inc.
11152 Fleetwood St. Unit 6
Sun Valley, CA 91352
https://kidskin.com/

Up to $1,234,999.92 in Class B Non-Voting Common Stock at $1.96
Minimum Target Amount: $14,999.88

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Kidskin Inc.
Address: 11152 Fleetwood St. Unit 6, Sun Valley, CA 91352
State of Incorporation: DE
Date Incorporated: November 07, 2022

Terms:

Equity

Offering Minimum: $14,999.88 | 7,653 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,234,999.92 | 630,102 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $1.96
Minimum Investment Amount (per investor): $248.92

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds
Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus
Invest within the first week and receive 15% bonus shares.

Early Bird Bonus
Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$500+ 1st Perk: VIP MEMBER
15% discount code anytime you order on Kidskin.com.
Welcome Basket with the entire product line.
Receive KS merch. (Headband, Hoodie, Cap)

$1,000+ 2nd Perk: GOLD MEMBER
20% discount code anytime you order on Kidskin.com.
Every time a new product is released, you will be one of the first to receive it.
+ VIP Perks

$2,500+ 3rd Perk: PLATINUM MEMBER
25% discount code anytime you order on Kidskin.com.
Welcome coffee Q & A, with the CEO, Michael Canepa.
+ GOLD Perks

$5,000+ 4th Perk: RED DIAMOND MEMBER
30% discount code anytime you order on Kidskin.com.
Holiday gift basket every year with the entire product line, including all new releases.
+ PLATINUM Perks

$10,000+ 5th Perk: PINK DIAMOND MEMBER
35% discount code anytime you order on Kidskin.com.
4 tickets to Disneyland California.
+ RED DIAMOND Perks

$25,000+ 6th Perk: BLUE DIAMOND MEMBER
50% discount code anytime you order on Kidskin.com.
4-night all-inclusive stay at the Hard Rock Hotel for four in Cabo, Punta Cana, Cancun, or Puerto Vallarta.
End of year dinner w Diamond members at top restaurant in Los Angeles.
+ PINK DIAMOND Perks

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Kidskin, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.96/ share, you will receive 110 shares, meaning you'll own 110 shares for $1.96. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Founded by Father Daughter duo, Kidskin is a safe and effective skincare line for Pre-Teens and Teens formulated for kids with Acne, Eczema, Rosacea, Dry Skin, Oily Skin, and other skin issues.

Kidskin's target demographic is two-fold. One being Moms 35-55 and the other being Kids 8-17. Most sales are from the U.S. mostly in California, Texas, New York, Illinois, and Florida, and are purchased and paid for by the parents.

The kids are the end user so most of our Social Media efforts are targeted toward the kids via TikTok. Our marketing efforts that are geared toward parents are usually e-mail campaigns and Instagram.

Ad spending goes mostly to Google Ads and Amazon Ads with Amazon Ads taking more than 75% of the ad budget.

Phase 2 consists of building Kidskin Dermatology clinics that will specialize in Pediatric Dermatology and will diagnose and manage childhood skin diseases such as Warts, Acne, Eczema, Rosacea, Psoriasis, etc.

All Kidskin products will be offered for sale at all Kidskin Dermatology Clinics.

Business Model

Kidskin started in 2013 as an e-commerce company selling skincare products formulated for kids, pre-teens, and teens direct to consumers on Kidskin.com and Amazon.com.

Current Kidskin revenue comes direct to consumers from Amazon.com (75%) and Kidskin.com (25%)

Kidskin will start selling to retail chains in October of 2023 at CVS pharmacy and projects to be on shelves at Target and ULTA in 2024 and Walgreens, Rite Aid, and Walmart by 2025.

Phase 2 of Kidskin includes revenue that will be generated with Kidskin Dermatology clinics. The revenue will be generated in 3 fashions:

1. Dermatology Services

2. Retail Sales

3. Franchising

Intellectual Property

The Company was granted a US Trademark to Kidskin, filed with the USPTO on July 24, 2018.

Corporate History and Structure

Kidskin is a Delaware C-Corp that was incorporated on November 7, 2022. It acquired Dermya, Inc (a California C Corp.) in November 2022 through a merger that was filed on November 22, 2022, with the Secretary of State of Delaware. Other than the merger agreement and the subscription agreements for its stock, the Company has no other agreements.

Competitors and Industry

Competitors

Kidskin's indirect competitors include CeraVe, Cetaphil, Neutrogena, and Fresh Kidz, while some direct competitors are ProActiv, Bubble, TBH, and Ever Eden.

We believe Kidskin is the only safe and effective skincare line formulated for pre-teens and teens that is sulfate-free, paraben-free, cruelty-free, and vegan. Our products are less aggressive, and less drying than most products yet still effective.

Industry

Kidskin is in the consumer goods industry that falls in the health and beauty skincare category. While Kidskin started with only acne products, its product line has expanded into bath and body products.

Kidskin products are formulated and marketed towards pre-teens and teens (both male and female). While that is our market for end users, the actual customer is mostly Moms 35-55.

Demand for tween & teen beauty products in 2023: In 2021, the global cosmetic market reached US $287.94 billion in market size. However, marketing experts estimate the industry will expand to US $415.29 billion by 2028 with a 5% compound annual growth rate (CAGR) over the 2021–2028 forecast period.

Surging demand for make-up and skin care products is positively driving this market's growth, and teens and tweens are active participants. Both boys and girls use skincare products to create positive self-images without looking too grown-up.

In-between beauty products also accommodate other categories that help youngsters adjust to their changing bodies. Although the initial reception for teens' and tweens' beauty products was unfavorable, businesses can expect more trends supporting experimentation and self-expression to be popular in 2023. https://baba-blog.com/5-amazing-teens-tweens-beauty-trends-for-2023/

CNN:

http://www.cnn.com/2010/HEALTH/09/16/health.acne.suicidal.thinking/index.html

https://www.cnn.com/style/article/anti-aging-trend-teens/index.html

American Academy of Dermatology: https://www.aad.org/support-aad/support-good-skin-knowledge

https://www.aad.org/public/diseases/acne/acne-teenage-five-ways-to-help

UCLA Health:

https://www.uclahealth.org/medical-services/dermatology/conditions-treated/acne

Kidshealth.org

https://kidshealth.org/en/teens/skin-tips.html

Kidskin has seen over 30% revenue growth year over year for the past 5 years.

The "Teenage Personal Care Product Market by Product and Geography - Forecast and Analysis 2022-2026" report has been added to Technavio's offering. The report expects the market size to grow by USD 8.81 billion, accelerating at a CAGR of 6.5% during the forecast period.

https://www.yahoo.com/now/teenage-personal-care-product-market-130000534.html?
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M0u5wEEe_YgQbnEDVoB5qVbUjT9akqfs

https://www.yahoo.com/now/teenage-personal-care-product-market-130000534.html

Current Stage and Roadmap

Current Stage

Kidskin is in the production and sales stage currently selling direct to consumers on Kidskin.com on Amazon.com selling 1 million dollars a year. We will be on shelf Oct 2023 in 170 locations at CVS Nationwide, then the projection is Target, Walgreens, Rite Aid, and Kroger. We currently have 10 SKUS with 5 more SKUs in the works.

Kidskina Inc. owns its own formulas. Although skincare formulas are not able to be patented Kidskin can take its formulas to any lab for production and is able to scale up quickly.

The name KIDSKIN has been trademarked since 2018. We own the trademark for both Products and Services.

Future Roadmap

Kidskin Phase 2 will begin in April of 2023 and consists of opening "Kidskin Dermatology" clinics in 3 strategic locations. Studio City, California / Calabasas California / Valencia, California as franchise models and then franchise statewide. Kidskin retail and professional products will be supplied by Kidskin.

Kidskin Phase 3 will begin January 2024 and consist of franchising “Kidskin Dermatology” clinics and selling franchises allowing an independent business owner, or franchisee, to use the Kidskin branding, business model, and other intellectual property.

Kidskin will be focusing on expanding market share by:

Launching new products in 2023 and 2024: Scar Gel, Face Masks, Acne Patches, Face Wipes, Toners, Cleansers

New product categories: Body Care, Hair Care, Foot Care

Growing distribution network: CVS, Target, Rite Aid, Walgreens, Walmart and ULTA

Future growth: Building retail locations for Kidskin Dermatology and Franchise opportunities

The Team

Officers and Directors

Name: Michael Mario Canepa

Michael Mario Canepa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Director and CEO
  Dates of Service: July, 2013 - Present
  Responsibilities: As CEO of Dermya Inc. it is my job to raise capital and make sure Kidskin is well funded for growth. Michael receives $36,000 a year in compensation and owns 90% of the company's equity, with Collette Canepa.

Name: Collette Ruiz Canepa

Collette Ruiz Canepa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and CFO
  Dates of Service: July, 2013 - Present
  Responsibilities: As CFO of Dermya Inc. it is my job is to analyze and monitor how the capital that is raised is used for the growth of Kidskin. Collette receives $36,000 a year in compensation and owns 90% of the company's equity, with Michael Canepa.

Other business experience in the past three years:

- **Employer:** Keller Williams
  Title: Associate Broker
  Dates of Service: January, 2010 - Present
  Responsibilities: Real Estate Broker for Keller Williams Studio City

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer products retail industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, they are rising and it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to

cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Company's Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder and the securities you are buying have no voting rights attached to them, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by

entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access our customer data. Further, any significant disruption in service on Kidskin.com or in its computer systems could reduce the attractiveness of the e-commerce website and result in a loss of investors and companies interested in using our platform. Further, we rely on third-party technology providers to provide some of our back-up technology. Any disruptions of services, hacking or cyber-attacks either on our technology provider or on Kidskin.com could harm our reputation and materially negatively impact our financial condition and business.

Skincare Company Risk
Kidskin Inc is a skincare company. Although Kidskin Inc. tests products for safety and efficacy, being that every person's skin is different, there is always a chance that a customer's skin could be affected. These can be skin irritations, allergic reactions, itching to name a few. In the 9 years of being in business, Kidskin Inc. has never had any complaints of skin damage but there is always a risk of customer complaints or lawsuits that could affect Kidskin financially by harming our reputation and materially negatively impacting our financial condition and business.

The Company's Chief Executive Officer has had prior personal bankruptcies
Michael Canepa, the CEO of Kidskin, Inc. (Kidskin), has previously filed for personal bankruptcy protection. The first bankruptcy occurred in 1997 as a result of Michael taking on outstanding debt from members of his family while he was a full-time student and without a regular source of income. The second bankruptcy was in 2008 and resulted from the business that Michael owned and operated at that time being negatively affected by new industry

trends and a global financial recession. That prior business of Michael's did not file for bankruptcy, however, his income was drastically reduced which led to his second personal bankruptcy filing. There is some level of risk in investing in a company that is managed by whose day-to-day operations are managed by an individual who has filed for bankruptcy protection.

This offering involves "rolling closings," which may mean earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Collette Canepa	2,250,000	Class A Voting Common Stock	45.0%
Michael Canepa	2,250,000	Class A Voting Common Stock	45.0%

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 630,102 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 5,000,000 outstanding.

Voting Rights

Except as otherwise required by the General Corporation Law of Delaware, the holders of the Class A Voting Common Stock shall possess exclusively all voting power of the corporation, and each holder of Class A Voting Common Stock shall have one vote per share in respect of each share held by him, her, or it of record on the books of the corporation for the election of directors and on all matters submitted to a vote of stockholders of the corporation.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: Founders shares.
  Date: November 07, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for fiscal year 2020 was $766,757 compared to $992,833 in fiscal year 2021.

Both Amazon.com and Kidskin.com sales increased due to having inventory and investing in online marketing and advertising.

<u>Cost of sales</u>

Cost of Sales for fiscal year 2020 was $445,370 compared to $205,058 fiscal year 2021.

Cost of sales decreased because of better pricing by ordering more volume from new vendors for both bulk product and bottles.

<u>Gross margins</u>

Gross margins for fiscal year 2020 were $321,387 compared to $787,775 in fiscal year 2021.

Gross margins increased because of better pricing by ordering more volume from new vendors for both bulk product and bottles.

<u>Expenses</u>

Expenses for fiscal year 2020 were $291,374 compared to $920,466 in fiscal year 2021.

Higher wages, rents, advertising and loans to officers caused the increase in expenses.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue. We are of the opinion that historical cash flows will be indicative of the revenue and cash flows expected for the future because the growth has been steady for the past 9 years with no signs of slowing down. Past cash was primarily generated through online sales. Our goal is to increase sales in e-commerce with Kidskin.com and Amazon.com as well as increase revenue by entering into brick and mortar locations. Kidskin will be on shelves in 2023 at CVS nationwide in 170 locations with goals to enter into Target and ULTA in 2024.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 12/16/2022, The company has a revolving line of credit with Marcus Goldman Sachs, for a total amount available of $50,000. This line of credit currently has an outstanding balance of $48,450.80. The company also has a shareholder loan in the amount of $200,000, and $50,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support new hires and purchase more inventory and new machines without getting into more debt.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, over 50% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of $50,000 for expenses related to:

Salaries: $15,000/mo

Inventory: $17,000/mo

Rent: $4,000/mo

Advertising: $12,000/mo

R&D: $2,000

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 4 years. This is based on a current monthly burn rate of $100,000 for expenses related to:

Salaries: $30,000/mo

Inventory: $34,000/mo

Rent: $8,000/mo

Advertising: $24,000/mo

R&D: $4,000

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including increasing the current line of credits.

Indebtedness

- **Creditor:** SBA/EIDL
  Amount Owed: $500,000.00
  Interest Rate: 3.75%
  Maturity Date: January 01, 2051

- **Creditor:** Marcus Goldman Sachs
  Amount Owed: $45,000.00
  Interest Rate: 7.99%
  Maturity Date: April 18, 2023

- **Creditor:** Amazon Credit
  Amount Owed: $131,000.00
  Interest Rate: 10.99%
  Maturity Date: September 16, 2023

- **Creditor:** Canepa and Canepa Inc.
  Amount Owed: $200,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2025

Related Party Transactions

- **Name of Entity:** Canepa and Canepa Inc
  Names of 20% owners: Michael Canepa and Collette Canepa
  Relationship to Company: Michael and Collette do all real estate transactions through Canepa and Canepa Inc.
  Nature / amount of interest in the transaction: Amount owed is $200,000.
  Material Terms: No interest. Maturity date is 01/01/2025.

Valuation

Pre-Money Valuation: $9,800,000.00

Valuation Details:

Our pre-money valuation is based on the overall market growth and consumer demand, financial projections, and the interest and commitment the retailers have in our brand. The valuation was calculated incorporating the below:

MARKET TRENDS AND GROWTH

TEENS AND PERSONAL CARE

The teenage personal care market is set to grow by $8.81 billion in the next four years, according to Technavio Research's Teenage Personal Care Product Market 2022-2026 report. With social media, pre-teens and teens within Gen Z are much savvier about taking care of themselves than previous generations, and simultaneously their Gen X parents are be educated as well. Therefore, pre-teens and teens are taking better of their skin and conscious of their overall wellness of mind, body and soul. Within personal care, Gen Z want clean products that avoid harmful ingredients, embrace diversity, seek transparency and connection, and value authenticity and social impact. All these make up the DNA of the Kidskin brand.

TEEN PURCHASE HABITS

Although teens become aware of brands on social media on their phones, their purchasing habits are still predominately Brick & Mortar, highlighting the need for the tactile and sensorial experience of touching and smelling a product. The move into Brick & Mortar for digitally native brands allows for more accessibility to teens. According to Piper Sandler's Taking Stock with Teens® Survey, these are the top beauty destinations:

• Ulta Beauty is the No. 1 preferred beauty destination at 46% share

• Sephora is No. 2 at 21%

• Target is No. 3 at 10%

• Walmart is No. 4 at 7%

• Amazon is No. 5 at 3%

Notably for clean-conscious teens, several of these retailers above have well-established Clean programs for their brands, such as Conscious Beauty at Ulta, Clean at Sephora, Target Clean and Clean Beauty at Walmart.

ACNE: #1 SKINCARE ISSUE

According to Piper Sandler's Taking Stock with Teens® Survey, skincare held the highest priority of beauty spending, followed by cosmetics and haircare. Within skincare, the #1 issue that teens have remains acne. This #1 teen issue was also found by Statista:

• The biggest skin concern among surveyed US Gen Z shoppers was acne at 63%

• This was followed by dryness (49%) and pores (30%)

Acne is a key category within beauty, representing $840.7 million in the US, according to Grand View Research. Not only is the category large from a quantitative standpoint, but acne can also largely affect consumers psychologically. Consumers with acne are prone to suffer from anxiety, low self-esteem, and loneliness from the emotional and mental associations the consumer has with their appearance. According to a study published in the International Journal of Women's Dermatology, decreased self-esteem and increased embarrassment were observed in nearly 64% and about 89% of women with moderate and severe acne, respectively. Education on how to take care of one's own skin, as well as providing the right products for the consumer, is important to one's wellbeing and self-esteem.

FINANCIAL PROJECTIONS & REVENUE MULTIPLES

The $9.8 million valuation is based on 3 factors:

• Beauty industry multiple: Average multiple across the beauty industry for brands in skincare is between 4x and 8x sales, even with these brands having already expanded their distribution. Kidskin is on the cusp of brick and mortar rollout and therefore the multiple reflects this growth potential. Examples of skincare multiples include:

o Church & Dwight acquired Hero Cosmetics for $630 million in September 2022 for 4.5x sales. Hero Cosmetics' 2022 sales is estimated to reach $140 million.

o Shiseido's acquisition of Drunk Elephant in Oct 2019 for $845 million with implied valuation at more than 8x sales. Drunk Elephant 2018 revenue was close to $100 million.

o Unilever acquired Tatcha for a reported $500 million in June 2019, a deal valued at roughly 5x sales

o It Cosmetics sold to L'Óreal for $1.2 billion in 2016, valuation exceeding 6x sales

In the beauty industry, multiples are typically used based on valuation of in-year top-line revenue, as in the case of the latest well-known skincare acquisitions of Hero Cosmetics, Tatcha, Drunk Elephant, and It Cosmetics which ranged between 4.5x - 8x of their project revenue for the year of acquisition. We closed the year with $1.2 mil in revenue for 2022, making our valuation $9.8 million.

• Existing products and channels of distribution: over the next 3 years, we expect kidskin.com and Amazon will grow similar to 2022 vs 2021 YoY growth, which is on average 50% and 38% respectively. The only exception is 2023, in which we believe the brand will experience 3-4x the current growth rate due to incremental marketing funding and awareness building.

• Future products and channels of distribution: the largest upside for Kidskin growth comes with new distribution, with the following projected number of doors in just the next 3 years:

o 2023: 170 doors within CVS

o 2024: 3,370 doors within 170 CVS, 2,000 Walmart, 500 Target and 700 Ulta

o 2025: 4,420 doors within 1,000 CVS, 2,000 Walmart, 500 Target and 920 Ulta

This door count is based on similar brand competitors, as well as real-time expertise of the Kidskin sales broker team who calls on these retailers with other brands.

CVS has committed to launching Kidskin in 170 doors in October 2023 with prominent endcaps that will attract the consumer's eye before walking down the beauty aisles. Endcaps are valued real estate with a store, as product highlights are featured here. Based on internal and external trends, CVS sees the potential in Gen Z / teen beauty, particularly skin care issues like acne. In addition to CVS, Walmart is also extremely interested. Kidskin is currently in talks with Walmart, whose buyers have requested an exclusive teen acne kit from Kidskin. This interest is based not only on trends in teen skincare, but also from Kidskin's effective formulas that they have been testing and personally seen the results.

The retailers above are key to Gen Z beauty purchases because they rank in Piper Sandler's Taking Stock With Teens® Survey within the top beauty destinations for teens:

1. Ulta Beauty

2. Sephora

3. Target

4. Walmart

5. Amazon

<u>COMPARABLE COMPETITOR COMPANIES</u>

Although teens still shop for beauty predominately in Brick & Mortar, the traditional beauty brand retail distribution model of launching Brick & Mortar first, online second is no longer the norm.

The acne-focused skincare brand Hero Cosmetics exited to Church & Dwight in September 2022 in a $630 million deal. After starting on Amazon with 1 product, Mighty Patch, they expanded distribution to the likes of Target, Ulta Beauty, and CVS.

Recent competitive entrants into teen clean skincare show the demand for effective products in this category. These clean or sustainably-friendly competitors include:

• Bubble: sold at CVS, Walmart and Ulta

• Byoma: sold at Ulta

• Evereden: sold at Sephora

Valuations in the beauty industry include:

• Church & Dwight acquired Hero Cosmetics for $630 million in September 2022 for 4.5x sales. Hero Cosmetics' 2022 sales is estimated to reach $140 million.

• Shiseido's acquisition of Drunk Elephant in Oct 2019 for $845 million with implied valuation at more than 8x sales. Drunk Elephant revenue in 2018 was close to $100 million

• Unilever acquired luxury skin-care startup Tatcha for a reported $500 million in June 2019, a deal valued at roughly 5x sales.

• It Cosmetics, which sold to L'Óreal for $1.2 billion in 2016, a valuation of more than 6x sales.

2023 vs 2022 revenue will increase 2.7x based on 2 key initiatives:

1. New doors of CVS and pipeline orders from Walmart, Ulta, and Target at end of 2023 for the Jan/Feb resets account for 25% of the growth. Retailer shelf resets for add/deletes of brands and SKUs are planned between 6

months to a year in advance. Brands are given a shipping deadline that is in the previous year and counts as revenue for the brand.

2. Improvements in current online distribution: because of grassroots brand awareness marketing, social media, and word of mouth, we are seeing 30% and 20% month-over-month sales increases for Amazon and kidskin.com respectively in 2nd half of 2022. This is mainly driven by new to brand customers. This increase will be propelled by the onboarding of a new Amazon agency that will be extremely focused on optimizing our listings, A+ content, and advertising to capture the consumers. The addition of highly sought-after endcap visibility at CVS in 2nd half of 2023 will also help drive brand awareness that halos across Amazon and Kidskin.com since consumers default to the brand website and social for more information and to Amazon for price comparison.

BUSINESS PARTNERSHIPS & RELATIONSHIPS

• We plan to launch in 170 CVS doors in Oct 2023 with prominent endcaps

• We are in talks with Walmart for 2023/2024 who have indicated to us that they are very interested in carrying the Kidskin brand, particularly an exclusive acne kit. We understand that this interest is based not only on trends in teen skincare they are seeing but also due to our effective formulas that they have been testing on themselves.

• In our efforts to round out mass and expand into specialty retail, we intend to leverage our connections with Target and Ulta to pitch for 2024 planograms

VALUE OF COMPANY'S ASSETS

• Approximately $50,000 of production equipment

• Trademark for Kidskin and products and dermatology services

• Owned formulas (unlike some brands who do not own their formulas; the labs/formulator owns the formula)

MANAGEMENT'S PRIOR ACHIEVEMENTS & SUCCESS

Online sales have experienced 30% year-over-year growth while maintaining a positive EBITDA.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. The company has no outstanding options, warrants or other securities with a right to acquire shares. The Company has no shares reserved for issuance under a company equity incentive plan or similar plan.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.88 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,999.92, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  20.5%
  Kidskin intends to create and launch an innovative program to partner with schools, PTAs, and parents to educate teens about skin and hygiene in an more practical level. This campaign is will be 10% of funds. 11.5% of funds are intended to be used in additional influencer collaboration to increase awareness and help brand's Earned Media Value, as well as paid ads (via social, search in Google and retailer platform).
- *Research & Development*
  20.0%
  5% is intended to be used towards dermatologist testing and claims. 15% is intended to be used towards development of new product and innovation.

- *Company Employment*
  5.0%
  We intend to use 5% of the funds raised to convert part-time employees to full time (e.g. videographer, assistant, graphic designer, warehouse). These core team members are needed to help with brand awareness and engagement (videographer), brand perception (graphic designer), and operations (assistant, warehouse manager).

- *Operations*
  10.0%
  Increase in Cost of Goods Sold in order to increase its inventory to be able to scale its operations to ship larger amounts of product to retailers.

- *Working Capital*
  10.0%
  Payment of operating expenses.

- *Inventory*
  25.0%
  Target inventory increase from more “just in time” to standard 3 months to allow for retailer expansion opportunities with short lead times.

- *Intercompany Debt*
  3.0%
  Kidskin Inc has a business line of credit that is used from time to time to pay for manufacturing and/or marketing. 3% of the money raised will go towards that line of credit.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company’s website at https://kidskin.com/ (kidskin.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kidskin

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Kidskin Inc.

[See attached]

DERMYA, INC. DBA KIDSKIN

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Dermya, Inc. DBA Kidskin
Sun Valley, California

We have reviewed the accompanying financial statements of Dermya, Inc. DBA Kidskin (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 18, 2022
Los Angeles, California

DERMYA INC. DBA KIDSKIN
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	127,389	$	31,830
Inventory		63,336		13,162
Due from Related Parties		2,500		-
Total Current Assets		**193,225**		**44,993**
Property and Equipment, net		75,880		5,660
Intangible Assets		25,000		-
Total Assets	**$**	**294,105**	**$**	**50,652**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	5,481	$	20,237
Current Portion of Loans and Notes		44,196		107,195
Forward Financing		-		5,852
Related Party Loan		171,223		-
Other Current Liabilities		2,230		506
Total Current Liabilities		**223,131**		**133,790**
Promissory Notes and Loans		522,062		144,128
Total Liabilities		**745,192**		**277,918**
STOCKHOLDERS EQUITY				
Common Stock		-		-
Shareholder Distribution		(329,367)		(189,201)
Retained Earnings/(Accumulated Deficit)		(121,720)		(38,065)
Total Stockholders' Equity		**(451,087)**		**(227,266)**
Total Liabilities and Stockholders' Equity	**$**	**294,105**	**$**	**50,652**

See accompanying notes to financial statements.

DERMYA INC. DBA KIDSKIN
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
Net Revenue	$	992,732	$	766,757
Cost of Goods Sold		543,972		451,286
Gross profit		448,761		315,471
Operating expenses				
General and Administrative		379,292		272,303
Sales and Marketing		146,494		38,316
Total operating expenses		525,786		310,619
Operating Income/(Loss)		(77,025)		4,852
Interest Expense		6,630		14,572
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(83,655)		(9,720)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(83,655)**	**$**	**(9,720)**

See accompanying notes to financial statements.

DERMYA INC. DBA KIDSKIN
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Shareholder Distribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2019	**100**	**$ 0**	**$ (59,612)**	**$ (28,345)**	**$ (87,957)**
Shareholder Distribution			(129,589)		(129,589)
Net income/(loss)				(9,720)	(9,720)
Balance—December 31, 2020	100	0	(189,201)	$ (38,065)	**$ (227,266)**
Shareholder Distribution			(140,166)		(140,166)
Net income/(loss)				(83,655)	(83,655)
Balance—December 31, 2021	**100**	**$ 0**	**$ (329,367)**	**$ (121,720)**	**$ (451,087)**

See accompanying notes to financial statements.

DERMYA INC. DBA KIDSKIN
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(83,655)	$	(9,720)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		19,324		1,415
Changes in operating assets and liabilities:				
Inventory		(50,174)		-
Due from Related Parties		(2,500)		-
Credit Cards		(14,756)		20,237
Other Current Liabilities		1,724		486
Net cash provided/(used) by operating activities		**(130,037)**		**12,418**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(89,544)		(1,586)
Purchases of Intangible Assets		(25,000)		-
Net cash provided/(used) in investing activities		**(114,544)**		**(1,586)**
CASH FLOW FROM FINANCING ACTIVITIES				
Forward Financing		(5,852)		5,852
Borrowing on Related Party Loan		171,223		-
Borrowing on Promissory Notes and Loans		314,935		122,594
Shareholder Distribution		(140,166)		(129,589)
Net cash provided/(used) by financing activities		**340,140**		**(1,143)**
Change in Cash		95,558		9,689
Cash—beginning of year		31,830		22,141
Cash—end of year	**$**	**127,389**	**$**	**31,830**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	6,630	$	14,572
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Dermya Inc. DBA Kidskin was incorporated on July 18, 2013, in the state of California. The financial statements of Dermya Inc. DBA Kidskin (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sun Valley, California.

The Company is engaged in ecommerce sales of cosmetic creams for skin care, cosmetic preparations used for protecting the skin from the sun's rays, moisturizing products for the skin, etc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Vehicles	5 years
Furniture and Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its trademark acquisition costs, which are indefinitely lived.

Income Taxes

Dermya, Inc. DBA Kidskin is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2021 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its Kidskin products online.

Cost of sales

Costs of goods sold include the cost of goods sold, cost of shipping, fees, packaging, and label costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $146,494 and $38,316, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities.

The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events and transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 18, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	63,336	13,162
Total Inventory	**$ 63,336**	**$ 13,162**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	**2021**	**2020**
Vehicles	$ 80,000	$ -
Furniture and Equipment	16,619	7,075
Property and Equipment, at Cost	**96,619**	**7,075**
Accumulated depreciation	(20,739)	(1,415)
Property and Equipment, Net	**$ 75,880**	**$ 5,660**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $19,324 and $1,415, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,	**2021**	**2020**
Trademark	$ 25,000	$ -
Intangible assets, at cost	**25,000**	**-**
Accumulated amortization	-	-
Intangible assets, Net	**$ 25,000**	**$ -**

Entire intangible assets have not been amortized

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100 shares of Common Stock with no par value. As of December 31, 2021, and December 31, 2020, 100 shares have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

						For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Loan Fee	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 500,000		3.75%	6/3/2020	6/3/2050	$ 18,750	29,589	$ 30,228	$ 472,672	$ 532,489	$ 10,839	$ 10,839	$ 8,772	$ 144,128	$ 163,739
Chrysler Capital Loan	$ 55,332			2021	2025	$ -	-	$ 13,968	$ 49,390	$ 63,358	$ -	$ -	$ -	$ -	$ -
Amazon Loan	$ 50,000		7.99%	7/2/2020	paid off	$ -	-	$ -	$ -	$ -	$ 1,992	$ 1,992	$ 49,269	$ -	$ 51,261
Paypal Loan	$ 15,500	$ 2,129		11/18/2020	11/18/2020	$ -	-	$ -	$ -	$ -	$ -	$ -	$ 8,000	$ -	$ 8,000
VDEC Loan	$ 55,000			10/3/2018	Paid off	$ -	-	$ -	$ -	$ -	$ -	$ -	$ 41,153		
Total						$ 18,750	$ 29,589	$ 44,196	$ 522,062	$ 595,847	$ 12,831	$ 12,831	$ 107,195	$ 144,128	$ 223,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 44,196
2023	44,196
2024	44,196
2025	44,196
2026	30,228
Thereafter	359,246
Total	**$ 566,258**

Forward Financing

During fiscal year 2020, the Company entered into a finance agreement with Shopify Capital in the amount of $4,500. The remittance rate is 14%. The lender provides the Company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2021, December 31,2020, the outstanding balance of this kind of financing is in the amount of $0 and $5,852, and entire amount is classified as the current portion.

Related Party Loan

During 2021, the Company borrowed money from the related party, Canepa and Canepa Inc, a company with a similar ownership structure. The details of the loans from the owners are as follows:

					For the Year Ended December 2021			For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Canepa and Canepa Inc.	$ -	0.00%	Fiscal Year 2021	No set maturity	$ 171,223	$ -	$ 171,223	$ -	$ -	$ -
Total					$ 171,223	$ -	$ 171,223	$ -	$ -	$ -

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

8. RELATED PARTY

During 2021, the Company borrowed $171,223 from the related party, Canepa and Canepa Inc, the legal entity with a similar ownership structure as Dermya Inc. The loan bears no interest rate and has no defined maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of loan is in the amount of $171,223 and $0, respectively.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through November 18, 2022, which is the date the financial statements were available to be issued.

On July 5, 2022, the Company entered into a Merchant Cash Advance Agreement in the amount of $30,000. The remittance amount is 16% of daily sales.

On September 12, 2022, the Company entered into an Amazon Lending Agreement in the amount of $141,200. The loan bears an interest rate of 8.99% per annum.

The Company is in the final phase to convert from a California S-Corp to a Delaware C Corp.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $77,025, an operating cash flow loss of $130,037, and negative stockholders' equity of $451,087. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

KidSkin is not live or open to the public at this moment.

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INVEST IN KIDSKIN TODAY!

Gentle, Effective Skincare Made For Pre-Teens & Teens

Kidskin is a clean, medical-grade, skincare line specifically formulated for pre-teens and teens with gentle, natural and effective ingredients. We have been an established business...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

kidskin
skincare for pre-teens and teens



$0.00 Raised

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

REASONS TO INVEST

- We are the only dermatologist-recommended product formulated and tested specifically for young skin by a teen, and our teenage co-founder Jordan Canepa has become a trusted and influential voice online in teen and tween skincare.
- The teenage personal care market is set to grow by $8.81 billion in the next four years, and we have over $4 million in revenue since our inception.*
- Our online sales have experienced an average of over 30% year-over-year growth since inception, and we have a deal in place to launch in over 170 CVS stores across the country by October 2023.

*Information from Yahoo News (Source)

Invest Now
$1.96 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$248.92	$9.8M

THE PITCH

Kidskin is a line of skincare products that aim to give teens and pre-teens an alternative to the harsh chemicals and artificial ingredients found in many skincare brands. Our high-quality, medical-grade products, balance gentle ingredients for daily use and effective formulas that tackle common stubborn skin concerns. We are on a mission to not only improve the health of your skin but to support teens with their self-esteem and confidence by educating young teens the importance of good hygiene. Our founders are 100% Hispanic and 66% Women-Owned. We have been in business for over 9 years, and are a 4.5+ star rated company on Amazon, with thousands of reviews. We are also an Amazon Choice product outperforming most of our competitors. Jordan Canepa's and her father Michael Canepa's story of their struggle to find a solution to combat acne is one that many teens and their parents can relate to. Jordan and Michael have captured the hearts of people around the globe, making our mark in the skincare industry by providing a clean, medical-grade skincare solution for teens and tweens.

OVERVIEW

Safe, Effective Products for Young Skin


Our Core Belief
kids shouldn't have to worry about their skin
MY FACE
kidskin
kidskin
t-blast cleanser
Our Aim
to give kids an alternative to the harsh chemicals and artificial ingredients found in skincare brands

Founded by a father-daughter duo, Kidskin is on a mission to help kids live happy and healthy lifestyles without having to worry about their skin. We have established a major online presence on our website and Amazon.com, and now we plan to bring our products to CVS and other major drug stores nationwide. In our next phase of growth, we plan to open Kidskin dermatology clinics in three strategic locations in Southern California for the treatment of childhood skin conditions, before eventually launching a franchise model for further expansion.

THE PROBLEM & OUR SOLUTION

Formulating Chemical-Free Skincare that Actually Works for Kids

When our founder Michael Canepa's eldest daughter Jordan experienced acne breakouts at just six years old, he found it surprisingly difficult to find any effective cleanser gentle enough for her delicate skin. Utilizing his background in medical-grade skincare and Jordan's valuable input, the father-daughter team worked together to formulate Kidskin's first product, a gentle and effective cleanser using tea-tree oil and a serum using salicylic acid.


Our Super Power
improving kids' self-esteem with highly effective, gentle products
User Before/After
want proof?
before
after
and did we mention kidskin is
dermatologist & pediatrician recommended

Now, we have a line of kid-friendly, dermatologist-recommended products including cleansers, serums, moisturizers, body wash, deodorant, and sunscreen. All our products are sulfate-free, paraben-free, fragrance-free, cruelty-free, and vegan. We are currently developing a number of exciting new products, including wart remover, scar treatment, and after school/sport face wipes.


Odor Fighting deodorant
Gentle Skin cleanser
Z-Blast serum
T-Blast cleanser
Gentle Skin moisturizer
T-Blast cleanser
Calming moisturizer
SPF 30 Daily sunscreen

THE MARKET & OUR TRACTION

Strong Sales and Enthusiastic Customers in a Fast-Growing Market

The global cosmetics market is valued at $287.94 billion and expected to grow to $415.29 billion by 2028 at a CAGR of 5%. The teenage personal care market alone is predicted to grow by $8.81 billion from 2022 to 2026, at a CAGR of 6.5% (Source).



Users Love Us
we have received thousands of 4.5+ star reviews from our loyal customers
Lily ★★★★★
i love this product. it dispenses such a great foamy texture and smells amazing...and feels terrific.

**The above testimonials may not be representative of the opinions of experts or the experiences of other customers and is not a guarantee of future performance or success.*

Since our launch nine years ago, we have achieved the following milestones:

- Trademark for Kidskin in 2018
- Dermatologist-recommended and kid-tested
- $1 million in annual sales
- 30% year-over-year growth for the past five years
- Agreement with CVS to be on-shelf in 170+ stores by October 2023
- Identified first location for Kidskin Dermatology in Studio City, CA
- Featured in Disney's Hocus Pocus 2
- A strong social media community, with 22.8k TikTok followers and 11.6k Instagram followers.
- We have a customer base of 40,000 and have sold over 150,000 units to date.



Featured In
disney's hocus pocus 2
Our Hope
is that visibility will do great things for our sales, which have grown 30% yoy

AS SEEN ON KTLA 5 · CBS · USA TODAY · FOX



Kidskin KTLA Interview
Watch later
Share
Watch on YouTube
TREAT ACNE WITH KIDSKIN
FOR KIDS AND PRE-TEENS
MORNING NEWS
KTLA 5

WHY INVEST

Delivering Confidence to Kids with Improved Skincare Formulas



Why Invest
join us as we provide safe, effective skincare to a multi-billion dollar market

Acne and other conditions don't just affect kids' skin, but also impacts their confidence and emotional well-being. By creating skincare options specifically designed for kids, we are investing in the self-esteem of our young generation, as well as their skin health. With plans in motion to expand into new personal care products, big box pharmacies across the country, and into dermatology locations and an eventual franchise model, we envision Kidskin becoming a leading brand in tween and teen products.

ABOUT

HEADQUARTERS
11152 Fleetwood St. Unit 6
Sun Valley, CA 91352

VALUATION
$9.8M

Kidskin is a clean, medical-grade, skincare line specifically formulated for pre-teens and teens with gentle, natural and effective ingredients. We have been an established business since 2013, selling our products for the last 9 years. Our products are currently available for sale on Amazon.com and Kidskin.com, and we are scheduled to be on shelves in CVS 2023.

TEAM



Michael Canepa
CEO / Director / Co-Founder

Co-Founder and Father to Jordan Canepa, He oversees the entire company, from the vision to the end product. Michael is instrumental to the growth and development of the team. Michael has been an entrepreneur all his life he has had multiple thriving companies in various industries. He is the driving force for all of us at Kidsin.



Collette Canepa
CMO / Co-Founder

Colette has 18 years of purchasing and acquisitions for big box retailers. She has been instrumental in coordinating the content, developing products and coordinating community outreach opportunities. She coordinates public speaking events with Jordan to bring brand awareness. As a co-founder of Kidskin and Mother to Jordan Canepa she wears many hats to support the team to thrive in the marketplace.



Jordan Canepa
Co-Founder / Brand Ambassador

Jordan leads our social media team with the vision and content. At the age of 6 she was developing the Kidskin concept with her Father. She enjoys developing new products for Kidskin and bringing them to the marketplace. This 16 year old entrepreneur is the face and voice of the brand. Jordan communicates with influencers and brand supporters through all social media platforms.



Aiden Canepa
Brand Ambassador in Training

Aiden is Jordan's younger sister, she has watched her older sister's involvement in Kidskin and she aspires to be an entrepreneur like her family members. She is excited to be next in line to promote Kidskin.



Portia Klapp
Content Manager

Portia manages all content for all social media, working closely with the co-founders and partners, Portia coordinates content scheduling, influencer participation and brand participation in community events. She assists the Co-founder and Brand ambassador with influencers and creates brand awareness across all platforms.



Michael Klapp
Content Creator

Content Creator, Branded Producer, video editor, and director. He has shot, directed, and edited short films, web series, trailers, promos, and instructional videos. His videos have reached over 450 million views combined with hundreds of thousands of shares and likes.



Ruby Jaramillo
Head Designer

Ruby has been in the CPG/branded content space for 15+ years and has developed many unique brand identities in the beauty and lifestyle space for digital media to brick and mortar. She has been the lead graphic designer for Kidskin since conception, working closely with the co-founders to communicate the brand's story to the consumers.



Vanecia Lopez
Production Manager

Vanecia has over 10 years of warehouse experience, in the beauty industry, she oversees the production process to ensure enough resources on hand. She also oversees quality control procedures, ensuring our finished product is held to the highest standard.

TERMS

KidSkin

Overview

PRICE PER SHARE
$1.96

VALUATION
$9.8M

DEADLINE
Mar 25, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$248.92

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.92

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
7,653

SHARES OFFERED
Class B Non-Voting Common Stock

MAX NUMBER OF SHARES OFFERED
630,102

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company	:	**Kidskin Inc.**
Corporate Address	:	**11152 Fleetwood St. Unit 6, Sun Valley, CA 91352**
Offering Minimum	:	**$14,999.88**
Offering Maximum	:	**$1,234,999.92**
Minimum Investment Amount (per investor)	:	**$248.92**

Terms

Offering Type	:	**Equity**
Security Name	:	**Class B Non-Voting Common Stock**
Minimum Number of Shares Offered	:	**5,102**
Maximum Number of Shares Offered	:	**630,102**
Price per Share	:	**$1.96**

Pre-Money Valuation : $9,800,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds
Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus
Invest within the first week and receive 15% bonus shares.

Early Bird Bonus
Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$500+ 1st Perk: VIP MEMBER
15% discount code anytime you order on Kidskin.com.
Welcome Basket with the entire product line.
Receive KS merch. (Headband, Hoodie, Cap)

$1,000+ 2nd Perk: GOLD MEMBER
20% discount code anytime you order on Kidskin.com.
Every time a new product is released, you will be one of the first to receive it.
+ VIP Perks

$2,500+ 3rd Perk: PLATINUM MEMBER
25% discount code anytime you order on Kidskin.com.
Welcome coffee Q & A, with the CEO, Michael Canepa.
+ GOLD Perks

$5,000+ 4th Perk: RED DIAMOND MEMBER
30% discount code anytime you order on Kidskin.com.
Holiday gift basket every year with the entire product line, including all new releases.
+ PLATINUM Perks

$10,000+ 5th Perk: PINK DIAMOND MEMBER
35% discount code anytime you order on Kidskin.com.
4 tickets to Disneyland California.
+ RED DIAMOND Perks

$25,000+ 6th Perk: BLUE DIAMOND MEMBER
50% discount code anytime you order on Kidskin.com.
4-night all-inclusive stay at the Hard Rock Hotel for four in Cabo, Punta Cana, Cancun, or Puerto Vallarta.
End of year dinner w Diamond members at top restaurant in Los Angeles.
+ PINK DIAMOND Perks

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Kidskin, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.96/ share, you will receive 110 shares, meaning you'll own 110 shares for $1.96. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

PRESS

Prevent and Treat Acne with Kidskin

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11 Best Face Washes For Kids – With Safe & Effective Ingredients

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View Article

VENTURA BLVD

Discover the Entrepreneurial Endeavors of 4 Teenagers

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View Article

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

When I was six years old, I had my first acne breakout.

And that's a really young age to have acne, which means I do have to be careful and safe with my skin, which is what we realized when we went to different drug stores and pharmacies to look for products to help my skin. It was either products that were for adults or for really young babies. And the products for babies were not effective enough to help me, and the products for adults would hurt my skin.

They were harsh and had a lot of chemicals in them, which that's when we realized there should be a different solution.

We noticed it wasn't just about her skin, but it was also about her confidence. Her self esteem was really going downhill. So we took matters into our own hands. With my background in skincare, I met with several dermatologists, some chemists, couple estheticians, and did our research and try to find out what are the ingredients that would work better for her skin, that wouldn't have the harsh chemicals that would dry her out. So we developed a new formula with better ingredients.

We tested out the products and the products actually ended up working on me.

And we thought maybe we can share it with some of my friends and see if it works on their skin as well.

We realized that all of them really liked it and it did help with their skin.

We thought maybe this is something we can launch out to the world.

If it could help Jordan, maybe it could help others. So in 2013, we decided to launch KidSkin. Since then, we've grown 30% year over year.

Since 2013, we have grown a lot. In 2023, CVS will be carrying our products in their stores and we were recently just featured in Hocus Pocus Two.

We have thousands and thousands of four plus star reviews.

It means a lot to me and my family whenever we get feedback saying that we've helped someone's skin who has a sensitive skin condition or that we've helped their self esteem. And even my own friends who use my products, they'll tell me, oh my gosh, Jordan in three nights, my acne is gone. Some of my pimples that I had for weeks are just gone now.

And it really gives me so much more spirit to keep going and growing the brand because I know that it's helping people and people really like using the products and it means a lot to hear it. Having acne is really hard.

It 100% is a challenge and you guys can help.

So invest in KidSkin today, so you can change your kid's life and thousands of other kids' lives.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "KIDSKIN, INC.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF NOVEMBER, A.D. 2022, AT 7:51 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7125227 8100
SR# 20223961796

Authentication: 204816164
Date: 11-09-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:51 PM 11/07/2022
FILED 07:51 PM 11/07/2022
SR 20223961796 - File Number 7125227

CERTIFICATE OF INCORPORATION OF KIDSKIN, INC.

First: The name of the Corporation is: Kidskin, Inc.

Second: Its registered office in the State of Delaware is to be located at:

3500 S. Dupont Highway
Dover, County of Kent, DE 19901

The registered agent in charge thereof is:

GKL Registered Agents of DE, Inc.

Third: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth:

(a) The total number of shares of all classes of capital stock that the corporation is authorized to issue is Ten Million (10,000,000) shares of common stock, consisting of (a) Five Million (5,000,000) shares of Class A Voting Common Stock, par value of $0.00001 per share and (b) Five Million (5,000,000) shares of Class B Non-Voting Common Stock, par value of $0.00001 per share.

(b) *Voting Rights*.

(i) *Class A Voting Common Stock.* Except as otherwise required by the General Corporation Law of Delaware, the holders of the Class A Voting Common Stock shall possess exclusively all voting power of the corporation, and each holder of Class A Voting Common Stock shall have one vote in respect of each share held by him, her, or it of record on the books of the corporation for the election of directors and on all matters submitted to a vote of stockholders of the corporation.

(ii) *Class B Non-Voting Common Stock.* Except as otherwise required by the General Corporation Law of Delaware, shares of Class B Non-Voting Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the corporation.

Fifth: The name and mailing address of the incorporator are as follows:

Michael M. Canepa
11152 Fleetwood Street, Unit 6
Sun Valley, CA 91352

MC

Sixth: The Corporation is to have perpetual existence.

Seventh: To the furthest extent permitted by the General Corporation Law of Delaware, the Corporation is authorized to provide indemnification of, and advancement of expenses to, director, officers, employees, other agents of the Corporation and any other persons to which the General Corporation Law of Delaware permits the corporation to provide indemnification. No director will be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except as provided for in Section 102(b)(7) of the Delaware Code as now in force or as afterwards amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation existing at the time or the repeal or modification.

If and to the extent that the Corporation may from time to time be or become subject to certain provisions of the California General Corporate Law (the "CGCL") pursuant to Section 2115 thereof, then, as authorized by Section 317(g) of the CGCL, for the duration of any such period, the Corporation is authorized to indemnify officers, directors, employees and agents of the Corporation (or any other person to which applicable law permits the Corporation to provide indemnification) in excess of that which is otherwise permitted under Section 317 of the CGCL, subject only to the limits created by applicable Delaware law (statutory or non-statutory) with respect to actions for breach of duty to the Corporation, its stockholders or others.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 7th day of November, 2022.

By: ______________________
Michael M. Canepa, Incorporator